UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66184

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edgewater Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Hutton Centre Dr. #860
(No. and Street)

SANTA ANA (City) CA (State) 92707 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Kramer (Name) 714-380-3300 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168 (Address) Sugar Land (City) TX (State) 77479 (Zip Code)

11/30/2016 (Date of Registration with PCAOB)(if applicable) 6328 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christopher Kramer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edgewater Capital LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Christopher C. Kramer

Title: President

See ATTAched Copy.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 14th day of February 20 23 , by CHRISTOPHER KRAMER.

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

HILLAL BARADEHI
COMM. # 2308174
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. NOV. 4, 2023

Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL Reports, oath.
(Title of document)

Number of Pages 2

Document Date 12/31/2022

N/A
(Additional Information)

CAPACITY CLAIMED BY SIGNER

____ Individual
✓ Corporate Officer
____ Partner
____ Attorney-In-Fact
____ Trustee
____ Other: ____

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2022

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Edgewater Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edgewater Capital LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgewater Capital LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgewater Capital LLC's management. Our responsibility is to express an opinion on Edgewater Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgewater Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Edgewater Capital LLC's financial statements. The supplemental information is the responsibility of Edgewater Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Edgewater Capital LLC's auditor since 2019.

Sugar Land, Texas

February 14, 2023

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash		$ 592,782
Tax Refund		86
	Total Assets	$ 592,868

Liabilities and Members' Equity

Liabilities		
	Accounts payable and accrued liabilities	$ 0
	Taxes Payable	2,781
	Unearned Income – Prepaid Admin	2,400
	Total Liabilities	$ 5,181
Members' Equity		587,687
	Total Liabilities and Members' Equity	$ 592,868

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2022

Revenues	
Administrative fee income	$ 1,200
Consulting Income	940,828
Total Revenues	942,028
Expenses	
Salaries- officers	5,100
Officer Bonus	270,000
Professional fees	18,400
Regulatory fees	2,058
Rent	1,260
All other expenses	15,786
Total Expenses	312,604
Income Before Tax Provision	629,424
Income Tax Provision	82,889
Net Income	$ 546,535

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

	Total
Balance, December 31, 2021	$ 15,552
Net Income	546,535
Member distributions	(0)
Additional Paid in Capital	25,000
Retained Earnings	600
Balance, December 31, 2021	$ 587,687

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2022

Cash Flows from Operating Activities:	
Net Income	$ 546,535
Changes in Operating Assets and Liabilities:	
Accounts receivable	0
California Tax Refund	86
Accounts payable	(611)
Unearned Income – Prepaid Admin	2,400
California Taxes Payable	2,781
Net Cash Provided (Used) by Operating Activities	551,019
Changes in Investing Activities	
FINRA deposit	1,058
Net Cash Provided (Used) by Investing Activities	1,058
Changes in Financing Activities:	
Additional Paid In Capital	25,000
Retained Earnings	600
Net Cash Provided (Used) by Financing Activities	25,600
Net increase in cash	577,677
Cash at beginning of period	15,105
Cash at end of period	$ 592,782
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 80,194

See accompanying notes to financial statements

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities
- Other financial advisory services

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2...(continued)
Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, elected to be a California Limited Liability Company until July 31, 2018. Effective August 1, 2018, with the consent of its Member, the Company elected to be taxed as an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, Inc. owned by Christopher Kramer, as an individual (the "Affiliate"). Under this arrangement, the Company pays the Affiliate for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company pays the Affiliate for costs associated with computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid the Affiliate $7,473 of recurring and other expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 1,155
Other administrative expenses	1,643
Personnel	4,675
Total occupancy and personnel expense	$ 7,473

See accompanying notes to financial statements

Note 4...(continued)

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2022, the Company owed the Affiliate $0.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $587,601 which was $582,601 in excess of its required net capital of $5,000. The Company's net capital ratio was 51.7 to 1.

Any additional capital contributions necessary to meet regulatory requirements will be made by the owner as needed consistent with past practice. Notwithstanding the foregoing, Management expects the Company to be profitable in 2023 and does not expect additional capital contributions to be required.

Note 6 – Income Taxes

The Company was subject to a minimum state income tax of $800. For the year ended December 31, 2022, the Company recorded company income tax expense of $82,889.

Note 7- Operating Leases

The Company leases its premises from a related party (See note 4). Rent expense for the year ended December 31, 2022 was $1,155.

Note 8 – Covered Firm

The Company does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not and will not carry accounts of or for customers; and (3) does not and will not carry PAB accounts. Under its current membership agreement, the Company is classified as a Covered Firm, and as such, will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 9 – SIPC Supplementary Report Requirement

The Company will file SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ended December 31, 2022 by February 28, 2022.

Note 10 – Concentration of Revenue

One customer made up 50.3% of the current year revenue in 2022, one customer made up 36.4%, and one customer made up 13.4%.

Note 11 – Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in loss or future obligations.

Note 12 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Schedule I - Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2022

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 587,687
Nonallowable assets:	
California Tax Refund	(86)
Net Capital	$ 587,601
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 582,601
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 582,601
Computation of Aggregate Indebtedness	
Total liabilities	$ 5,181
Aggregate indebtedness to net capital	0.88%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2022

Edgewater Capital, LLC
Schedule II – Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2022

A computation of reserve requirements is not applicable to Edgewater Capital, LLC

Edgewater Capital, LLC
Schedule III – Information Relating to Possession of Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2022

Information relating to possession or control requirements is not applicable to Edgewater Capital, LLC

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Edgewater Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Edgewater Capital, LLC states The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). (1)The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Edgewater Capital, LLC's management is responsible for compliance with the exemption compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgewater Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
2/14/2023

Edgewater Capital, LLC's Exemption Report

Edgewater Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Edgewater Capital, LLC

Edgewater Capital, LLC

By:

Chris Kramer

Title: President

As of: February 10, 2023